SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ____________
SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)
____________

NextWave Wireless Inc.
(Name of Issuer)
Common Stock, par value $.001 per share	65337Y102
(Title of class of securities)	(CUSIP number)

Marita Makinen, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

October 9, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. 65337Y102		13D	Page 2

1		NAME OF REPORTING PERSON:	Douglas F. Manchester
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) [__]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	307,097
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	16,270,879*
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	307,097
PERSON WITH	10	SHARED DISPOSITIVE POWER:	16,270,879*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 16,577,976*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.2%
14		TYPE OF REPORTING PERSON:	IN

*As of October 9, 2008, Douglas F. Manchester and Manchester Financial Group, L.P. collectively were the shared beneficial owner of 10,174,455 shares of common stock of NextWave Wireless Inc., par value $0.001 (the “Common Stock”) and Third Lien Subordinated Secured Convertible Notes (“Exchange Notes”) in the principal amount of $67,365,488, which are convertible into 6,096,424 shares of Common Stock as of such date. The principal amount of the Exchange Note and accordingly the number of shares of Common Stock issuable upon exchange will be subject to increase as described herein. Douglas Manchester is also the sole beneficial owner 307,097 shares of Common Stock (including 107,931 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days).

For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Douglas F. Manchester and Manchester Financial Group, L.P. as if all of the options and shares of the Series A Senior Convertible Preferred Stock of NextWave Wireless Inc. beneficially owned by such persons have been exercised or converted, as applicable.

CUSIP No. 65337Y102		13D	Page 3

1		NAME OF REPORTING PERSON:	Manchester Financial Group, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) [__]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	California
NUMBER OF SHARES	7	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	16,270,879*
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	0
PERSON WITH	10	SHARED DISPOSITIVE POWER:	16,270,879*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 16,270,879*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.9%
14		TYPE OF REPORTING PERSON:	PN

*As of October 9, 2008, Douglas F. Manchester and Manchester Financial Group, L.P. collectively were the shared beneficial owner of 10,174,455 shares of common stock of NextWave Wireless Inc., par value $0.001 (the “Common Stock”) and Third Lien Subordinated Secured Convertible Notes (“Exchange Notes”) in the principal amount of $67,365,488, which are convertible into 6,096,424 shares of Common Stock as of such date. The principal amount of the Exchange Note and accordingly the number of shares of Common Stock issuable upon exchange will be subject to increase as described herein. Douglas Manchester is also the sole beneficial owner 307,097 shares of Common Stock (including 107,931 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days).

For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Douglas F. Manchester and Manchester Financial Group, L.P. as if all of the options and shares of the Series A Senior Convertible Preferred Stock of NextWave Wireless Inc. beneficially owned by such persons have been exercised or converted, as applicable.

Explanatory Notes

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 28, 2007. This Amendment No. 1 is filed with respect to the shares of common stock, par value $0.01 per share (the “Common Shares”), of NextWave Wireless Inc, a Delaware corporation (the “Company”).

Item 4.	Purpose of Transaction.

Item 4 is amended and substituted in its entirety to state as follows:

On October 9, 2008 (the “Closing Date”), the Company and NextWave Wireless LLC, a wholly-owned subsidiary of the Company (“NextWave LLC”) entered into various agreements pursuant to which NextWave LLC issued Senior-Subordinated Secured Second Lien Notes due 2010 (the "Second Lien Notes") in the aggregate principal amount of $105,263,157, on terms previously described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2008. Also on the Closing Date, the Company issued an aggregate principal amount of $477,617,000 of Third Lien Subordinated Secured Convertible Notes (“Exchange Notes”) in exchange for all of its outstanding shares of Series A Senior Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”). Pursuant to a Third Lien Subordinated Exchange Note Exchange Agreement (the "Exchange Agreement"), among the Company, as issuer, NextWave LLC and the Guarantors, the purchasers party thereto, and The Bank of New York Mellon, as collateral agent, the Reporting Persons exchanged 50,000 shares of Preferred Stock for Exchange Notes in the aggregate principal amount of $67,365,488.

The Exchange Notes are convertible at the option of the holder at any time prior to any optional or mandatory redemption into the number of shares of Common Stock equal to the principal amount, plus any accrued and unpaid interest thereon, divided by a conversion price of $11.05. All or any portion of the principal amount of the Exchange Notes may be converted (provided that any such conversion shall be in increments of $1,000 principal amount of the Note). Thus, on October 9, 2008, the Reporting Persons acquired Exchange Notes that are convertible into 6,096,424 shares of Common Stock as of such date. The principal amount of the Exchange Note will be subject to increase to reflect payment-in-kind interest at a rate per annum of 7.5% as provided in the Exchange Note and accordingly the number of shares of Common Stock issuable upon exchange will be subject to increase.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons currently has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and substituted in its entirety to state as follows

(a) – (b)

As of October 9, 2008, Douglas F. Manchester and Manchester Financial Group, L.P., together, were the shared beneficial owner of 10,174,455 shares of Common Stock and Exchange Notes in the principal amount of $67,365,488, which are convertible into 6,096,424 shares of Common Stock as of such date. The principal amount of the Exchange Note will be subject to increase to reflect payment-in-kind interest at a rate per annum of 7.5% as provided in the Exchange Note and accordingly the number of shares of Common Stock issuable upon exchange will be subject to increase as described below. The

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Exchange Notes are convertible at the option of the holder at any time prior to any optional or mandatory redemption into the number of shares of Common Stock equal to the principal amount, plus any accrued and unpaid interest thereon, divided by a conversion price of $11.05. Douglas Manchester is also the sole beneficial owner 307,097 shares of Common Stock (including 107,931 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days). Such number of shares of Common Stock constitutes approximately 15.2 % of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock outstanding as of October 9, 2008.

For purposes of filing this Schedule 13D, we have calculated the number of shares of Common Stock beneficially owned by Douglas F. Manchester and Manchester Financial Group, L.P. as if all of the options and shares of the Series A Preferred Stock of NextWave Wireless Inc. beneficially owned by such persons have been exercised or converted, as applicable.

(c)        In the past 60 days, there were no transactions in the shares of NextWave Wireless Inc. Common Stock or Series A Preferred Stock by Douglas F. Manchester or Manchester Financial Group, L.P., other than those disclosed herein.

(d)       No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported in this Statement as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and substituted in its entirety to state as follows:

Items 4 and 5 and Exhibit 1 are incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons are parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.
Exhibit 1

Third Lien Subordinated Exchange Note Exchange Agreement, dated October 9, 2008, among the Company, as issuer, NextWave LLC, certain subsidiary guarantors, the purchasers party thereto, and The Bank of New York Mellon, as collateral agent

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANCHESTER FINANCIAL GROUP, L.P.

By:	Manchester Financial Group, Inc.,

its General Partner

By:	/s/ Richard V. Gibbons
Name:	Richard V. Gibbons
Title:	Vice President

Date:	October 14, 2008

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